SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

02 January 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 02 January 2026
           re: Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the UK Listing Rules.)

Date: 2 January 2026

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Sharesave Scheme (2017)
Period of return:	From:	01 July 2025	To:	31 December 2025
Balance of unallotted securities under scheme(s) from previous return:		38,656,500
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		140,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		14,109,815
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		164,546,685
Name of contact:		James Hickling
Telephone number of contact:		07823 373602

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Period of return:	From:	01 July 2025	To:	31 December 2025
Balance of unallotted securities under scheme(s) from previous return:		52,325,529
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		27,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		22,179,749
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		57,145,780
Name of contact:		James Hickling
Telephone number of contact:		07823 373602

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Executive Group Ownership Share Plan
Period of return:	From:	01 July 2025	To:	31 December 2025
Balance of unallotted securities under scheme(s) from previous return:		8,756,123
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		900,000
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,656,123
Name of contact:		James Hickling
Telephone number of contact:		07823 373602

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Deferred Bonus Plan (2021)
Period of return:	From:	01 July 2025	To:	31 December 2025
Balance of unallotted securities under scheme(s) from previous return:		70,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		70,000,000
Name of contact:		James Hickling
Telephone number of contact:		07823 373602

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Long Term Share Plan 2020
Period of return:	From:	01 July 2025	To:	31 December 2025
Balance of unallotted securities under scheme(s) from previous return:		81,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		27,100,000
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		108,100,000
Name of contact:		James Hickling
Telephone number of contact:		07823 373602

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 January 2026